Oncolytics Biotech® to Host Key Opinion Leader Discussion Focusing on Pancreatic and Gastrointestinal Cancers

KOL webinar to take place on July 22, 2025, at 1:00 p.m. ET

SAN DIEGO, CA and CALGARY, AB, July 10, 2025 – Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapy for oncology, announced that it will host a key opinion leader (KOL) webinar to discuss pelareorep in metastatic pancreatic ductal adenocarcinoma (mPDAC) and other gastrointestinal cancers. The webinar will take place on Tuesday, July 22, 2025, at 1:00 p.m. ET.

The webinar will feature KOLs Dirk Arnold, M.D., Ph.D. (Asklepios Tumorzentrum Hamburg), Alexander Eggermont, M.D., Ph.D. (University Medical Center Utrecht), Sanjay Goel, M.D., M.S., FASCO (Rutgers Cancer Institute of New Jersey), and Devalingam Mahalingam, M.D., Ph.D. (Northwestern University), who will join the Oncolytics management team to discuss pelareorep’s existing pancreatic clinical data in addition to its potential as an immunotherapy in mPDAC and other gastrointestinal indications.

A live question and answer session will follow a formal presentation and roundtable discussion with the KOLs. To register for the event, please click here.

About the KOLs

Dirk Arnold, M.D., Ph.D., is the Director of Asklepios Tumorzentrum Hamburg and the primary investigator of the GOBLET trial. He has also held positions as Director of the Instituto CUF de Oncologia in Lisbon, Portugal, Director of the Department of Medical Oncology at the University of Freiburg, and Director of the University Cancer Center Hamburg. His research and primary scientific interest focus on gastrointestinal cancers, immunotherapy, and drug development. Dr. Arnold completed his M.D. degree at the Universities of Ulm and Berlin in Germany and specialist instruction at Charité, Humboldt University in Berlin.

Alexander Eggermont, M.D., Ph.D., is a Professor of Clinical & Translational Immunotherapy at the University Medical Center Utrecht in the Netherlands and Board Member of the Comprehensive Cancer Center Munich of the Technical University Munich and the Ludwig Maximilians University, Munich, Germany. Previously, he was the Chief Executive Officer of Gustave Roussy Cancer Campus Grand Paris, France, from 2010 to 2019. Additionally, he was President of both the EORTC (European Organisation for Research and Treatment of Cancer) from 2003 to 2006 and the ECCO (European Cancer Organisation) from 2008 to 2010. He is an author or co-author on more than 900 peer-reviewed papers and has received a number of honors and awards, including Honorary Professor of Oncology “Joseph Maisin Chair” at the Catholic University of Louvain, Belgium, the German Cancer Aid Award in 2019, and the status of Chevalier of the Légion d’Honneur by the French Ministry of Foreign Affairs.

Sanjay Goel, M.D., M.S., FASCO, is an attending physician and a Professor of Medicine at Robert Wood Johnson Medical School. He serves as the Director of Phase I Therapeutics at Rutgers Cancer Institute. He has an interest in drug development of anti-cancer agents, and biomarkers of drug response, particularly in solid tumors and colorectal cancer. His work also includes the outcomes of health in minority patients and health disparities. Dr. Goel has been the author or co-author on over 150 research publications and owns a patent in EGFR-targeted therapy.

He has been the recipient of the Advanced Clinical Research Award (ACRA) in colorectal cancer by the Conquer Cancer Foundation (CCF), of the American Society of Clinical Oncology (ASCO), and has been funded by the National Institutes of Health. He is an active ASCO volunteer currently serving on the ASCO SEP Item Writing Task Force. He has also served as the track leader of the Scientific Program Committee in the “Developmental Therapeutics and Translational Research – Immunotherapy” track of ASCO. He has been a grant reviewer on several NIH study sections and on the ASCO CCF Grant Review Committee. He has been an invited speaker at several national and international conferences.

Devalingam Mahalingam, M.D., Ph.D., is a faculty member at the Robert H. Lurie Comprehensive Cancer Center, Northwestern University (LCC). He serves as the Director of the Clinical Trials Office (CTO) and the Director of the Developmental Therapeutics (DT) program. His clinical research interests and expertise are designing and executing early phase clinical studies utilizing novel therapeutic agents, incorporating precision oncology and developing these targets within clinical studies for gastrointestinal cancers. He has worked on a number of agents (including oncolytic viruses and GSK3 beta inhibitors) from pre-clinical development to late phase studies. He earned his M.D. and Ph.D. from the National University of Ireland, Galway, clinical training at the Royal College of Physicians Ireland, and completed his fellowship at the University of Texas Health Science Center San Antonio in 2009. He has served as Principal Investigator on approximately 50 clinical trials and authored over 120 manuscripts.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning “cold” tumors “hot” -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For more about Oncolytics, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

Company Contact
Jon Patton
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jpatton@oncolytics.ca

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